Exhibit 1

Oi remains in the ISE

Oi is included in the BMF&BOVESPA’s Corporate Sustainability Index for the 6th consecutive year

Oi has been included in the portfolio of the São Paulo Stock Exchange’s (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”) Corporate Sustainability Index (ISE), which will come into effect on January 6, 2014, for the sixth consecutive year.

The new portfolio, which will remain valid until January 2, 2015, contains 51 shares from 40 companies representing 18 sectors and has a market capitalization of R$1.14 trillion, equivalent to 47.16% of the total market cap of all the companies listed on the BM&FBOVESPA.

Oi’s continued inclusion in the ISE reflects its commitment to social responsibility and the adoption of sustainable management practices. This represents a constant challenge for Oi, which has been putting great effort into maintaining a sustainability platform, consolidating its culture and involving its value chain in this issue, aiming to ensure the continuous improvement of its practices and strategies.

Oi has also been included in the Emerging Markets category of the NYSE’s Dow Jones Sustainability Index (DJSI) since September of this year and was included in the BM&FBOVESPA’s Carbon Efficient Index (ICO2) for the third consecutive year.

Rio de Janeiro, November 28, 2013

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.